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                         June 24, 2024

       Yao Chen
       Chief Financial Officer
       MultiMetaVerse Holdings Ltd
       Room 7033, 7/F, No. 785 Hutai Road
       Jingan District, Shanghai
       China

                                                        Re: MultiMetaVerse
Holdings Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed June 18, 2024
                                                            File No. 333-280296

       Dear Yao Chen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Aliya
Ishmukhamedova at 202-551-7519 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Technology
       cc:                                              Giovanni Caruso